Filed by Valley Forge Scientific Corp.
Pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Valley Forge Scientific Corp.
Commission File No.: 333-125521
FOR IMMEDIATE RELEASE

VALLEY FORGE SCIENTIFIC CORP.	SYNERGETICS, INC.
3600 Horizon Drive	3845 Corporate Centre Drive
King of Prussia, Pennsylvania 19406	O’Fallon, Missouri 63368
(484) 690-7900	(636) 939-5100
http://www.vlfg.com	http://www.synergeticsusa.com
Attn: Jerry L. Malis, President and CEO	Attn: Pamela G. Boone, Chief Financial Officer
VALLEY FORGE SCIENTIFIC CORP. AND SYNERGETICS, INC. ANNOUNCE SHAREHOLDER MEETINGS AND
EFFECTIVENESS OF REGISTRATION STATEMENT
KING OF PRUSSIA, PA and O’FALLON, MO, August 12, 2005 — Valley Forge Scientific Corp. (NASDAQ: VLFG; BSE: VLF) and Synergetics, Inc., a privately-held corporation, announced that Valley Forge’s registration statement on Form S-4 was declared effective by the Securities and Exchange Commission (SEC) today. The registration statement pertains to the shares of Valley Forge common stock to be issued to Synergetics’ shareholders in connection with the merger of the two companies pursuant to the merger agreement entered into on May 2, 2005, and subsequently amended.
Valley Forge and Synergetics also announced today the date, time and place of their respective Meetings of Shareholders, at which the shareholders of both companies will vote on the resolutions to approve, among other things, the consummation of the merger. Jerry L. Malis, President and CEO of Valley Forge stated “I am delighted to have our regulatory filing declared effective so we can move forward with the merger, and I look forward to introducing the Synergetics management team to our shareholders at our meeting.” Gregg Scheller, President and CEO of Synergetics stated, “[T]he merger with Valley Forge is an integral part of our business strategy. I am very pleased that we have achieved this important milestone.”
Form S-4 Effective Date
The Registration Statement on Form S-4 of Valley Forge was declared effective by the SEC on August 12, 2005.
Valley Forge Annual Meeting of Shareholders
The Board of Directors of Valley Forge Scientific Corp. has announced that its Annual Meeting of the Shareholders will be held on September 19, 2005 at the Sheraton Park Ridge, 480 North Gulph Road, King of Prussia, Pennsylvania 19406 at 9:30 a.m., Eastern Standard Time.
Synergetics Special Meeting of Shareholders
The Board of Directors of Synergetics, Inc. has announced that its Special Meeting of the Shareholders will be held on September 16, 2005 at the Doubletree Hotel and Conference Center, 16625 Swingley Ridge Road, Chesterfield, Missouri 63017 at 5:30 p.m., Central Standard Time.

About Synergetics, Inc.
Synergetics designs, manufactures and markets medical devices for use in ophthalmic surgery and neurosurgery. Synergetics’ products are designed and manufactured to support micro or minimally invasive surgical procedures. In addition to Synergetics’ surgical devices and equipment, it also designs and manufactures disposable and non-disposable supplies and accessories for use with such devices and equipment. Synergetics sells its products primarily to hospitals, clinics and surgeons in approximately 70 countries.
About Valley Forge Scientific
Valley Forge is a medical device company that develops, manufactures and sells medical devices for use in surgery and other healthcare applications. Its core business involves the sale of bipolar electrosurgical generators and other generators, based on its DualWavetm technology, and complementary instrumentation and disposable products. Their current line of products is used in neurosurgery, spine surgery, pain control and in dental applications.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC
As stated above, Valley Forge has filed with the SEC a registration statement on Form S-4 (Registration No. 333-125521) containing a definitive joint proxy statement/prospectus regarding the proposed transaction, which was declared effective by the SEC on August 12, 2005. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, which will contain important information including detailed risk factors.
Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Valley Forge through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC from Valley Forge by contacting Investor Relations for Valley Forge at (484) 690-9000, or from Synergetics by contacting Pamela G. Boone, CFO, at (636) 939-5100. Shareholders of both Valley Forge and Synergetics will receive copies of the definitive joint proxy statement/prospectus by mail at their addresses of record.
Valley Forge and Synergetics, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. The interests of Valley Forge’s and Synergetics’ respective directors and executive officers in the solicitations with respect to the transaction are more specifically set forth in the definitive joint proxy statement/prospectus filed with the SEC, which will be available free of charge as indicated above.
Forward-Looking Statements
Some statements in this announcement may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: (i) the possibility that the transaction will not close or that the closing may be delayed; (ii) the challenges and costs of combining the operations and personnel of Synergetics with Valley Forge; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) the reaction of customers of Valley Forge and Synergetics and end-users of their products and related risks of maintaining pre-existing relationships of Valley Forge and Synergetics; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions; and (viii) other one-time events and important factors disclosed previously and from time to time in Valley Forge’s filings with the SEC and more specifically set forth in the definitive joint proxy statement/prospectus filed by Valley Forge with the SEC. Valley Forge and Synergetics disclaim any obligation to update any forward-looking statements after the date of this release to reflect new information, future events or otherwise.